

November 2, 2009

Mr. Robert L. Kayl
Chief Financial Officer
Tesco Corporation
3993 West Sam Houston Parkway North, Suite 100
Houston, Texas, 77043-1221

> **RE: Tesco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **Schedule 14A Definitive Proxy Statement**
> **Filed March 31, 2009**
> **Response Letter Dated July 31, 2009**
> **Response Letter Dated October 1, 2009**
> **File No. 1-34090**

Dear Mr. Kayl:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief